March 7, 2014

VIA EDGAR TRANSMISSION

Ed Bartz

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re: Compass EMP Funds Trust, File Nos. 333-181176 and 811-22696

Dear Mr. Bartz:

On December 5, 2013, Compass EMP Funds Trust (the "Registrant"), on behalf of its series, Compass EMP Commodity Strategies Enhanced Volatility Weighted Fund (the “Fund”), filed a registration statement under the Securities Act of 1933 on Form N-1A (the “Amendment”).  In a telephone conversation on January 24, 2014, you provided comments to the Amendment. On February 13, 2014, the Registrant subsequently withdrew the Amendment because it was filed for the wrong series of the Trust (the Compass EMP Long/Short Strategies Fund).  On March 3, 2014, the Registrant, on behalf of the Fund, then filed a registration statement under the Securities Act of 1933 on Form N-1A (the “Second Amendment”) for the correct series (the Compass EMP Commodity Long/Short Strategies Fund) and requested acceleration of the Second Amendment because it is identical to the Amendment with your January 24, 2014 comments and our responses incorporated.  On March 5, 2014, you provided comments to the Second Amendment.  Please find below a summary of your comments to the Second Amendment and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

Prospectus:

Comment 1.  Please fill in the expiration date of the expense limitation agreement in each place it appears, including footnote 1 to the fee table and page 39 of the SAI.

Response. The Registrant has filled in the date as requested.

Comment 2. Please confirm supplementally whether the management fee charged to the Subsidiary was included in the Management Fee line item in the fee table.

Response. The Subsidiary does not pay a management fee, so the Management Fee shown in the fee table reflects the consolidated management fee.

SAI:

Investment Restrictions

Comment 3.  The name of the Fund needs to be updated in restriction 5.

Response. The Registrant has updated the name.

General:

Comment 4. The Registrant’s annual report to shareholders for the period ended November 30, 2013 filed on Form N-CSR was filed late due to an issue regarding consolidation.  Please confirm supplementally that the material weakness noted regarding consolidation does not apply to this Fund.

Response. The issue regarding consolidation related to other series of the Registrant.  The issue does not apply to this Fund.

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

1.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call Tanya Goins at (202) 973-2722 or JoAnn Strasser at (614) 469-3265.

Very truly yours,

/s/ Tanya L. Goins

268479.1